UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OCI Partners LP
(Name of Issuer)
Common Units representing Limited Partner Interests
(Title of Class of Securities)
67091N108
(CUSIP Number)
Kevin Struve
Manager, OCIP Holding LLC
c/o OCI USA Inc.
660 Madison Avenue, 19th Floor
New York, New York 10065
(646) 589-6180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 67091N108

1	Name of Reporting Person: OCI N.V.
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 76,774,139
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 76,774,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,774,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 88.25% (1)
14	Type of Reporting Person: OO (Public Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2017, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

CUSIP No.: 67091N108

1	Name of Reporting Person: OCI USA Inc.
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 76,774,139
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 76,774,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,774,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 88.25% (1)
14	Type of Reporting Person: CO

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2017, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

CUSIP No.: 67091N108

1	Name of Reporting Person: OCIP Holding LLC
2	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 76,774,139
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 76,774,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,774,139
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented By Amount In Row (11): 88.25% (1)
14	Type of Reporting Person: OO (Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of September 30, 2017, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2017.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014, as amended to date (collectively, the “Schedule 13D”). Except as specifically amended by this Amendment No. 4, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.
Item 2. Identity and Background

(a)
This Schedule 13D is filed by OCI N.V., a Dutch public limited liability company (“OCI NV”), OCI USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of OCI NV (“OCI USA”), and OCIP Holding LLC (“OCIP Holding”), the direct owner of the securities reported herein and a wholly owned indirect subsidiary of OCI USA. Each of the foregoing is referred to collectively as the “Reporting Persons.”

(b)
The principal business of OCI USA and OCIP Holding is the ownership and operation, directly or indirectly, of integrated methanol and ammonia production facilities and the investment in interests in the Issuer. OCI NV’s principal business is the production of natural gas-based fertilizers and chemicals.

(c)	The business address of OCIP Holding and OCI USA is: 660 Madison Avenue, 19th Floor, New York, New York 10065. The business address of OCI NV is: Honthorststraat 19 1071 DC Amsterdam.

(d)
The name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and the address of any corporation or other organization in which such employment is conducted of each director and executive officer of each of the Reporting Persons is set forth on Schedule I to this Schedule 13D.

(e)	No Reporting Person, nor any person named in Schedule I, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)
No Reporting Person, nor any person named in Schedule I, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
On December 26, 2017, OCIP Holding purchased in privately negotiated transactions 7,276,549 Common Units for aggregate consideration of $61,123,011.60 using funds contributed to it by OCI NV in the normal course of business.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by the following:
Securities Purchase
On December 26, 2017, OCIP Holding purchased in privately negotiated transactions from various unitholders an aggregate of 7,276,549 Common Units for aggregate consideration of $61,123,011.60 (the “Acquisition”).
General
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

OCI GP LLC (the “General Partner”) is the general partner of the Issuer and a direct wholly owned subsidiary of OCI USA. Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 9, 2013, as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of March 26, 2014 (together, the “Partnership Agreement”), if at any time the General Partner and its affiliates own more than 90% of the common units, the General Partner will have the right, which it may assign to any of its affiliates or to the Issuer, but not the obligation, to acquire all, but not less than all, of the Common Units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of the Partnership Agreement (the “Call Right”). Following the Acquisitions, the General Partner, the Reporting Persons and their affiliates, which includes Nassef Sawiris, a director of the General Partner and chief executive officer of OCI, now own approximately 89.26% of the Common Units of the Issuer.
The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons through their officers and directors, may engage in discussions with management, the board of directors of the General Partner, and shareholders of the Issuer and other relevant parties regarding potential corporate transactions, including, but not limited to:

•	exercise of the Call Right;

•	a merger or reorganization or other transactions that could result in the de-listing or de-registration of the Common Units;

•	sales or acquisitions of assets or businesses;

•	changes to the capitalization or dividend policy of the Issuer;

•	other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the General Partner; or

•	a combination of any of these proposals.
Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
After giving effect to the transactions reported herein in Item 3, OCIP Holding is currently the direct holder of an aggregate of 7,276,549 Common Units, representing approximately 88.25% of the Issuer’s outstanding Common Units. The beneficial ownership percentage of the Reporting Persons is calculated based upon 86,997,590 Common Units of the Issuer reported to be outstanding as of September 30, 2017, in the Issuer’s Form 10-Q filed with the Commission on November 6, 2017.

OCIP Holding, the direct owner the securities reported herein, is a wholly owned subsidiary of OCI USA. OCI NV and OCI USA, and their direct and indirect subsidiaries, may be deemed to indirectly own the securities of the Issuer held by OCIP Holding, but each disclaims beneficial ownership except to the extent of its respective pecuniary interest therein.

The Issuer is managed by the directors and executive officers of its general partner, OCI GP LLC (the “General Partner”). OCI USA has the right to appoint the board of directors and executive officers of the General Partner and the managing member of OCIP Holding.

OCI NV, by majority vote of its board of directors, has the power to vote and dispose of the Common Units held by OCIP Holding. As such, no individual director is deemed to hold any beneficial ownership in the Common Units.

(b)
Except as set forth in Item 3 of this Amendment No. 4, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days, other than the purchase of 11,200 Common Units by Nassef Sawiris, the Chief Executive Officer of OCI NV on November 22, 2017 and November 24, 2017.

(c)
No person other than OCI NV is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units held in the name of the OCIP Holding and reported herein.

(d)	Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 28, 2017

OCI N.V. /s/ Nassef Sawiris By: Nassef Sawiris Its: Chief Executive Officer

OCI USA Inc. /s/ Kevin Struve By: Kevin Struve Its: President

OCIP Holding LLC /s/ Kevin Struve By: Kevin Struve Its: Manager

Schedule I
Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: OCI N.V.
Name/Title	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship
Nassef Sawiris	Director; Chief Executive Officer of OCI N.V.	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Executive Officer OCI N.V.	Egypt
Hassan Badrawi	Director; Chief Financial Officer of OCI N.V.	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Financial Officer of OCI N.V.	Egypt
Michael L. Bennett	Independent Non-executive Director and Chairman	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	United States
Jan Ter Wisch	Independent Non-executive Director and Vice Chairman	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands
Sipko Schat	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands
Jérôme Guiraud	Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Executive Officer NNS Capital (UK) Limited	France
Robert Jan van de Kraats	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Chief Financial Officer and Vice Chairman Randstad Holding N.V.	The Netherlands
Greg Heckman	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	United States
Anja Montijn	Independent Non-executive Director	OCI N.V. Honthorststraat 19 1071 DC Amsterdam	Director/Advisor	The Netherlands

REPORTING PERSON: OCI USA INC.
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship
Kevin Struve	President of OCI USA Inc. 660 Madison Avenue, 19th Floor New York, NY 10065	United States

REPORTING PERSON: OCIP HOLDING LLC
Name/Title	Principal Occupation or Employment and Address of Employer	Citizenship
Kevin Struve	Manager OCIP Holding LLC 660 Madison Avenue, 19th Floor New York, NY 10065	United States